MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2010
YEAR ENDED

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

FORWARD LOOKING STATEMENTS

Certain statements contained in this Management Discussion and Analysis (the “MD&A”) and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include: the availability of funds, mineral exploration and development costs and results, fluctuations of precious metal prices, foreign currency fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, anticipated budgets and capital expenditures, costs and timing of the development of new deposits, the success of exploration activities generally, acquisition strategy, permitting time lines, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, limitations on insurance coverage and the timing and possible outcome of any pending litigation. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

PRELIMINARY INFORMATION

For the purpose of this MD&A, the terms “the Company” and “SilverCrest”, refer to SilverCrest Mines Inc. and its subsidiaries. The information provided in this MD&A is supplemented by disclosure contained within the Company’s audited consolidated financial statements for the year ended December 31, 2010, along with further information on SilverCrest, including any news releases and historical reports. [Please note: the documents are not contained within, nor attached, to this MD&A – the reader may access the documents on the Company’s website at www.silvercrestmines.com, and on SEDAR at www.sedar.com]. All financial information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

The effective date of this Management Discussion & Analysis is April 14, 2011.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng, who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). He has verified the data comprising such technical information, including sampling, analytical and test data underlying the information or opinions contained herein. [Please note: the complete NI 43-101 reports may be viewed on SEDAR at www.sedar.com]

OVERVIEW

SilverCrest Mines Inc. (TSX-V: SVL) is a mineral exploration company and a silver and gold producer based in Vancouver, BC. The Company’s portfolio of precious metal deposits and quality exploration projects includes properties in México and El Salvador with excellent potential to expand its resources and production profile.

SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, (“Santa Elena” or “Santa Elena Mine”), which is located 150km northeast of Hermosillo, near Banamichi in the Sonora State of México. Santa Elena is a high-grade silver and gold, open-pit heap leach mine that commenced production in October 2010 and is anticipated to reach commercial production during 2011. The Company expects the 2,500 tonnes per day open pit heap leach facility to produce approximately 800,000 ounces of silver and 30,000 ounces of gold per full operating year over a 6 year mine life, at an estimated life of mine cash cost of approximately US$8 per ounce of silver equivalent.

The Company financed the construction of the Santa Elena Mine with a brokered private placement of $6,325,000, a gold production contract with Sandstorm Gold Ltd. (”Sandstorm”) of US$12,000,000 and a project loan with Macquarie Bank Limited of US$12,500,000. The capital cost of the fully financed project was approximately US$20 million.

On April 12, 2011, the Company announced the results of a Preliminary Assessment (“PA”) NI 43-101 Technical Report that contemplates expanding production at Santa Elena to an average annual rate of 1.6million ounces of silver and 39,000 ounces of gold over a 10-year mine life.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

OVERALL PERFORMANCE

SANTA ELENA MINE HIGHLIGHTS FOR THE REPORTING YEAR

  Pre-stripping of the open pits was completed and the first blast in the open pit was on May 1, 2010.

  The Phase I leach pad is approximately 71,500 m2 and will accommodate the first 3 years of ore production. Loading of ore onto the pad started on June 30, 2010.

  All production facilities and the construction phase at Santa Elena were completed by September 30, 2010.

  Construction at Santa Elena Mine concluded on schedule and under the budgeted capital expenditure of approximately US$20M, including ongoing working capital and contingency.

  Community involvement continued to be paramount with the establishment of a local non-profit organization for social programs in the local community of Banamichi and the donation of a fully equipped ambulance for the community.

  The project poured its first pour of gold and silver September 9, 2010 and completed its first shipment of doré in early October 2010.

  As at December 31, 2010, approximately 336,000 tonnes of ore had been placed on the heap leach pads at an average grade of 1.2 g/t gold equivalent.

  As at December 31, approximately 2,140 ounces of gold and 54,900 ounces of silver have been produced as dore with a significant amount of gold and silver still in solution for processing and recovery.

OTHER HIGHLIGHTS FOR THE REPORTING YEAR

  Acquired an advanced stage exploration property called “La Joya” approximately 75 kilometres southeast of the city of Durango, Mexico.

  Implemented a 16 core hole drilling program estimated at 3,000 metres. Completed 4 drill holes which show visible mineralization in the structures, mantos and intrusive rocks.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

SANTA ELENA MINE

Since the initial acquisition of the property, SilverCrest has completed a total of 98 core holes (15,879 metres), 4 geotechnical core holes (1,163 metres), 21 reverse circulation drill holes (4,308 metres) and 11 reverse circulation drill holes (577 metres) to upgrade and expand the Reserves and Resources. The Company has completed a Pre-Feasibility Study and internal feasibility study to define the economic viability of the project.

As of December 31, 2010, the estimate of Mineable Reserves within the current open pit limits are shown in the following table:

Santa Elena Mineable Reserves - August 2008
Reserve	Million Metric	Au	Ag	Million Short	Au	Ag	Contained Gold	Contained
Category¹	Tonnes	g/t	g/t	Tons	opt	opt	Ounces[2]	Silver Ounces

Probable	6.54	1.61	56.70	7.21	0.047	1.68	339,600	11,927,100

As of December 31, 2010, the Indicated and Inferred Resources, which exclude the Mineable Reserves above, are shown in the following table:

Indicated and Inferred Mineral Resources – January 2009 (1) (Excludes Mineable Reserves)

	Category	Tonnes	Gold Grade	Silver Grade	Contained Gold	Contained Silver
		(000s)	(Au g/t)	(Ag g/t)	(ounces)	(ounces)
Santa Elena(2)(3)(4)	Indicated	2,161	2.75	170.2	190,666	11,815,600
(Overall)	Inferred	3,259	1.11	76.2	116,235	7,977,000

Santa Elena(4)(5)(6)(7)	Indicated	1,084	2.10	127.6	73,235	4,448,800
(“Underground”)	Inferred	1,350	1.94	121.5	84,057	5,276,300

(1)

The mineral resource estimates for Santa Elena Mine set out in the table above have been prepared by Nathan Eric Fier, C.P.G., P.Eng., Chief Operating Officer of SilverCrest, who is a qualified person under NI 43-101. The mineral resources are classified as indicated and inferred and are based on the CIM Standards.

(2)	Composites capped at 12 grams of gold per tonne and 300 grams of silver per tonne.
(3)	Cut-off grade of 0.5 grams of gold equivalent for the “Overall” resources.
(4)	Numbers have been rounded.
(5)

“Underground” Mineral Resources are estimated at a cut-off grade of 1.75 g/t Au equivalent at a ratio of 83:1 (Ag:Au) using a 94% Au recovery and 80% Ag recovery and are included in the “Overall” resources.

(6)	Mineral Resources are estimated using a long-term gold price of US$850 per ounce, a silver price of US$12 per ounce, and a US$:peso exchange rate of 1:10.58.
(7)	Minimum mining width of 2 metres.

Estimated Underground Resources have been extracted from the Overall Resources as shown in the table above by applying a cut-off grade of 1.75 g/t. The Probable Reserve estimate remained the same as shown above (as stated in the Pre-Feasibility Study dated August 11, 2008), and is not part of the Indicated and Inferred Resource estimate.

Refer to section Santa Elena and Cruz de Mayo Resources and Reserves, Expansion Plan for update on changes to Reserves and Resources.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

SANTA ELENA MINE CONSTRUCTION

Project construction during 2010 proceeded as scheduled, and according to budget. The following key milestones were accomplished by year end:

Three-stage Crusher:	Fully tested, operating at 90% design capacity.
Coarse Ore Stockpile:	Approximately 356,000 tonnes of ore mined and hauled for crushing.
Waste:	Approximately 688,000 tonnes of waste mined and hauled to the waste dump.
Leach Pad:	Loading underway with approximately 336,000 tonnes of ore on pad.
Barren, Pregnant & Emergency Ponds:	Fully lined, solutions complete and processing underway.
MC and Refinery:	First dore pour was completed on schedule on September 9th , 2010. Total dore poured in 2010 was approximately 2140 oz of gold and 54,900 oz of silver.
Laboratory:	Completed and processing 40 to 60 blastholes per day with 24 hr turnaround time.
100% Workplace Safety Record:	No lost time accidents or incidents with over 369,000 hours worked to date
Production Staff:	All employees hired, with hired 65% from the local community.
Community Relations:	Positive response and strong support from local stakeholders.

During the year ended December 31, 2010, SilverCrest incurred approximately $9.8million in expenditures on property, plant and equipment for Santa Elena Mine. SilverCrest also incurred deferred development costs of approximately $6million on Santa Elena which consist of pre-commercial production costs $6,077,257, technical consulting and services $978,328 and professional fees $91,058. SilverCrest capitalized amortization of $800,475 and recovered $1,959,467 from settlement of the first two dore shipments.

Construction of the Santa Elena Mine was completed in September, 2010 with the first dore bar poured on September 9. Capital costs for the project were estimated at US$20 million and management was able to bring the project into production on time and under budget. Cash operating costs are projected at approximately US$8 per ounce of silver equivalent. Positive cash flow from operations should provide SilverCrest with a very strong financial base and allow it to fast track production increases from existing resources that lie beyond the current open pit.

SANTA ELENA AND CRUZ DE MAYO RESOURCES AND RESERVES, EXPANSION PLAN

On April 12, 2011 SilverCrest announced the positive results of its Preliminary Assessment (“PA”) NI 43-101 Technical Report and updated Mineral Resources and Reserves for Santa Elena. The Expansion Plan (the “Plan”) contemplates the installation of a conventional CCD processing facility at Santa Elena with throughput capacity of 2,500 tonnes per day utilizing mill feed from the Santa Elena open pit (Phase I), the Santa Elena underground (Phase II), and re-treatment of the material on the heap leach pads to recover residual silver and gold values (Phase IV). The nearby Cruz de Mayo silver deposit (Phase III) will be treated on site as a heap leach operation with potential to ship high grade ore to the Santa Elena proposed processing facility.

Summary of Santa Elena Expansion Plan PA

  Metal prices for the base case are US$18 per ounce of silver and US$1,000 per ounce of gold. The Au to Ag ratio for conversion is 55:1 based on recovered ounces and the base case metal prices.

  The Plan considers a conceptual 10 year mine life at an average annual rate of 1.6 million ounces of silver and 39,000 ounces of gold or 3.8 million ounces of silver equivalent. This would be a 52% increase of produced metal from current operations.

  A 2,500 tonnes per day processing facility is proposed with potential to increase to 3,500 tonnes per day. At the increased rate, the current annual metal production could potentially double to over 5.0 million ounces silver equivalent per year.

  Initial capital costs are US$84 million of which US$47 million is for a new processing facility.

  Estimated cash operating costs of US$9.70 per ounce of silver equivalent produces an average annual net pre-tax cash flow of US$17 million using base case metal prices and US$62 million per year at current metal prices.

  At a 5% discount rate, the project has a base case Net Present Value of US$131 million and US$491 million at current metal prices.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

SANTA ELENA AND CRUZ DE MAYO RESOURCES AND RESERVES, EXPANSION PLAN (continued)

Capital & Operating Costs for Expansion Plan

  Initial capital costs are estimated at US$84.1 million, including a 25% contingency. Sustaining capital costs are estimated at US$21.0 million, including an average contingency of 22% over the 10 year mine life.

  Initial major capital costs (US$) consist of $47 million for the mill and related facilities; $10.5 million for underground development and setup; $5.9 million for development of the Cruz de Mayo deposit; $5.3 million for tailings and $16.8 million in contingency.

  Base Case cash operating costs are approximately US$9.70 per ounce of silver equivalent. Gold to silver conversion is based on an Au:Ag ratio of 55:1 using base case metal prices and combined heap leach and conventional mill overall metallurgical recoveries of 87.2% gold and 68.9% silver.

Project Economics & Metal Price Sensitivities for Expansion Plan

Case	Average Gold Price (US$)	Average Silver Price (US$)	Pre-Tax Net Cash Flow (US$ millions)	Pre- Tax NPV @ 5% Discount (US$ millions)
Low	800.00	14.00	47.5	34.1
Base	1,000.00	18.00	169.5	131.2
Current Prices	1,450.00	38.00	620.6	491.4
High	1,600.00	50.00	856.5	680.1

Mineral Resources and Reserves

On April 12, 2011 SilverCrest announced changes to its Reserves and Resources. The following Mineral Resources estimate is a revision of the previous Mineral Reserves and Resources for Santa Elena and Cruz de Mayo as presented in a February 15, 2009 Technical Report. These revisions are effective as of January 2011 and use higher metal prices and lower cutoff grades (see notes below the table). The Santa Elena Mineral Resources have been adjusted to reflect 2010 open pit production.

Santa Elena & Cruz de Mayo Gold and Silver Mineral Resources (January 2011)

SANTA ELENA & CRUZ DE MAYO RESOURCES	TONNES	AU GPT	AG GPT	CONTAINED AU OZ	CONTAINED AG OZ
Santa Elena Indicated*	6,906,000	1.62	77.4	359,300	17,194,000
Santa Elena Inferred*	6,198,000	0.78	53.4	155,200	10,631,000
Cruz de Mayo Indicated**	1,141,000	0.06	64.20	2,300	2,353,400
Cruz de Mayo Inferred**	6,065,000	0.07	66.50	13,300	12,967,100
Total Indicated	8,047,000	1.40	75.5	361,600	19,547,400
Total Inferred	12,263,000	0.42	59.80	168,500	23,598,100

Note: Conforms to NI 43-101, 43101CP and current CIM definitions for Mineral Resources and Reserves. All numbers are rounded. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

*based on US$1,000/oz of gold and $18/oz of silver, cut-off grade of 0.38 gpt gold equivalent at applied metallurgical recoveries. Inclusive of Santa Elena open pit indicated resources that have been converted to probable reserves which are stated below. Adjusted and depleted for 2010 mine production.

** based on a silver cut-off grade is 30 gpt. This is presented in the 2007 Fier and Stewart Technical Report.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

SANTA ELENA AND CRUZ DE MAYO RESOURCES AND RESERVES, EXPANSION PLAN (continued)

The Santa Elena Resource estimates stated above have been adjusted by applying economic constraints and metallurgical recoveries to approximate the Mineable, Diluted Reserves and underground Resources for PA purposes using base case metal prices. The resulting Santa Elena Resources and Mineable, Diluted Reserves adjusted for 2010 production are shown below along with Cruz de Mayo Resources;

Santa Elena & Cruz de Mayo Gold and Silver Resources and Reserves (January 2011)

SANTA ELENA OPEN PIT RESERVES	TONNES	AU GPT	AG GPT	CONTAINED AU OZ	CONTAINED AG OZ
PROBABLE*	4,794,790	1.81	75.9	278,560	11,711,000
SANTA ELENA UNDERGROUND RESOURCES**
INDICATED	991,100	1.83	109.1	58,330	3,476,960
INFERRED	1,879,000	1.53	86.9	92,470	5,250,190
CRUZ DE MAYO RESOURCES***
INDICATED	1,141,000	0.06	64.2	2,300	2,353,400
INFERRED	6,065,000	0.07	66.5	13,300	12,967,100
TOTALS
TOTAL PROBABLE	4,794,790	1.81	75.9	278,560	11,711,000
TOTAL INDICATED	2,132,100	0.88	85.0	60,630	5,830,360
TOTAL INFERRED	7,944,000	0.41	71.3	105,770	18,217,290

Notes: Conforms to NI 43-101, 43101CP and current CIM definitions for Mineral Resources and Reserves. All numbers are rounded. Mineral Reserves are diluted and mine recoverable. Adjusted and depleted for 2010 mine production. All numbers are rounded. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

* based on US$1,000/oz of gold and US$18/oz of silver, cut-off grade of 0.38 gpt gold equivalent with applied metallurgical recoveries.

**based on US$1,000/oz of gold and US$18/oz of silver, cut-off grade is 1.77 gpt gold equivalent with applied metallurgical recoveries.

***based on a silver cut-off grade is 30 gpt. This is presented in the 2007 Fier and Stewart Technical Report.

Variances from previously stated Santa Elena Mineral Resources and Reserves for Technical Reports in August 2008 and February 2009 compared to the above revised estimates of January 2011 are a result of application of mining dilution, the use of underground sample results and surveys of the underground workings as well as more current and more accurate sampling results from 2010 blast hole production data. Also, changes to ore and waste densities and the use of a variety of new geostatistical software and block modeling generally reduced the tonnages but increased the grades for the Probable Reserves.

Comments with respect to Phase II, Phase III and Phase IV of the Preliminary Assessment in this document are conceptual in nature and there is no assurance that that economic recovery of estimated resources will be achieved. Generally, the accuracy of Preliminary Assessment estimations is in the order of plus or minus 30%.

For further information, please refer to News Release dated April 12, 2011 on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

SANTA ELENA START-UP PRODUCTION ACTIVITIES

On April 13, 2011 SilverCrest reported start-up production and commissioning phase activities at Santa Elena. Based on revised reserve estimates, mine plan and leach cycle, the open pit mine is expected to produce approximately 800,000 ounces of silver and 30,000 ounces of gold per full year of production at an estimated life of mine cash cost of US$8 per ounce of silver equivalent using a 55:1 Ag:Au ratio on a recovered ounce basis. Based on start-up production for the first quarter and assuming Commercial Production (near design capacity and steady-state) is achieved by June, the mine is expected to produce approximately 430,000 ounces of silver and 26,000 ounces of gold for 2011.

Production and Commissioning Activities to December 31, 2010

  Approximately 336,000 tonnes of lower grade ore (includes 15,000 tonnes of old dumps) have been mined from the open pit at a strip ratio of waste to ore of approximately 2:1. Mining of these lower grade tonnes (average grade of 0.60 gpt Au and 40.2 gpt Ag) was necessary to provide working space for equipment in the initial cut and to create a lower angle for the ultimate pit high wall for safety reasons. This lower grade material is considered pre-strip for the higher grade Main Zone which is now being mined and will provide the bulk of the ore to be mined in 2011.

  The crusher operated at near design throughput capacity of approximately 2,500 tpd. There was approximately 35,000 tonnes of ore from the open pit in stockpile waiting to be crushed at the end of the year. Optimization of the various operating parameters of the crusher was underway in order to reach a steady state of production at design capacity and to achieve the ultimate size reduction of ore to 100% minus 3/8”.

  By December 31, the heap leach pad held an estimated 336,500 tonnes of ore containing approximately 360,000 ounces of silver and 6,900 ounces of gold that were under leach.

  On September 9, 2010, the Company poured its first dore bar. As of December 31, 2010, 54,886 ounces of silver and 2,140 ounces of gold were produced as dore with a significant amount of gold and silver still in solution for processing and recovery. The Company sold 27,675 ounces of silver and 933 ounces of gold for gross proceeds of approximately US$1,538,000. The Company delivered 187 ounces of gold under its gold stream contract with Sandstorm and delivered 746 ounces under the gold price protection program with Macquarie Bank.

  Average cost per ounce silver equivalent (55:1 Ag:Au) during start up in 2010 was US$18.40 and cost per tonne of ore processed was US$13. Since the mine is currently in the commissioning phase, these costs are not representative of average commercial production projections.

Production and Commissioning Activities from January 1 to March 31, 2011

  Approximately 220,000 tonnes of ore were crushed from the open pit at a strip ratio of waste to ore of approximately 3:1. Mining of the lower grade material was completed and the lower grade stock pile was processed. The high grade ore (average quarterly grade of 1.21 gpt Au and 39.3 gpt Ag) of the Main zone is now being mined and will provide the bulk of the ore to be mined in 2011. Crusher throughput averaged 2,428 tonnes per day which is nominally below the design throughput capacity of 2,500 tpd. Optimization of the various operating parameters of the crusher was completed or underway in order to reach a steady state of production at design capacity.

  Currently, the heap leach pad holds an estimated total of 555,000 tonnes of ore containing approximately 597,500 ounces of silver and 14,940 ounces of gold that are under leach. In the first 90 days of the leach cycle for ore on the pad, recovery was estimated at 25 to 30% recovery for gold and 10 to 15% recovery for silver. The first ore placed on the pad has been under leach for approximately 200 days with estimated total recoveries of 35 to 45% of the gold and 20 to 30% of the silver. The optimum recoveries of 65 to 70% gold and 35 to 40% silver predicted by the design metallurgical test work appear to be achievable, but final leaching times may extend beyond the 300 day, test work leach cycle.

  The Merrill Crowe recovery unit, refinery and on-site lab were all performing well. Optimization of cyanide concentrations, solution volumes and heap Ph is underway. Steady state production at design capacities will be dependent on sufficient tonnages and grade of ore on the pads to accommodate the required solution volumes.

  During the 3 month period ended March 31, 64,712 ounces of silver and 2,152 ounces of gold were produced as dore with a significant amount of silver and gold still in solution for processing and recovery. The Company sold 57,390 ounces of silver and 2,333 ounces of gold for gross proceeds of approximately US$3,810,000. The Company delivered 467 ounces of gold under its gold stream contract with Sandstorm and delivered 1,866 ounces under the gold price protection program with Macquarie Bank. Project to date is cash positive accounting for budgeted work capital, operating costs and gross proceeds.

  Average cost per ounce silver equivalent (55:1 Ag:Au) during the first quarter of 2011 was US$11.30 and cost per tonne of ore processed was US$12.70 which is within range of the operations budget. Since the mine is currently in the commissioning phase, these costs are not representative of average commercial production projections.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

SANTA ELENA START-UP PRODUCTION ACTIVITIES (continued)

  To date, no lost time accidents have occurred since construction started in October 2009 with over 450,000 hours worked.

  For further information, please refer to News Release dated April 13, 2011 on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com.

SANTA ELENA EXPLORATION

Exploration drilling has commenced on the recently discovered Santa Elena Norte zone, located 1,000 metres north of the Santa Elena open pit, where surface sampling identified a mineralized system exceeding 1,000 metres in length, with gold assays from 0.5 g/t to 3.0 g/t along with minor silver values. A US$200,000 exploration program is underway for 2011 and depending on the assay results of the first 17 short holes. These holes were drilled primarily to determine the continuity of the zone at shallow depths and to develop geochemistry to indicate epithermal zonation of metal values.

LA JOYA – MEXICO

The “La Joya Property” is located approximately 75 kilometres southeast of the city of Durango, Mexico in a prolific mineralized region which currently supports several mining operations including Grupo Mexico’s, San Martin Mine, Industrias Penoles,’ Sabinas Mine, Pan American Silver’s, La Colorada Mine and First Majestic Silver’s, La Parrilla Silver Mine. Access and infrastructure near the property is considered excellent.

The Company has entered into agreements for purchase and sale to purchase 100% of the property from local vendors for payments of US$2.68 million payable over a 3 year period plus a 2% NSR for “La Joya West” which consists of 521.6 hectares and payments of US$1.5 million payable over a 3 year period plus a 2% NSR for “La Joya East” which consists of 1,103.6 hectares. The agreements require the Company to make the following property payments:

		La Joya West		La Joya East		La Joya Properties
Years ending December 31, 2010	US$	40,000	US$	25,000	US$	65,000	(Paid)
Years ending December 31, 2011		60,000		70,000		130,000
Years ending December 31, 2012		80,000		130,000		210,000
Years ending December 31, 2013		2,500,000		1,275,000		3,775,000
	US$	2,680,000	US$	1,500,000	US$	4,180,000

Previous work on the property, mainly by Luismin S.A. de C.V. and Boliden Ltd., consists of 54 drill holes and surface work completed from 1980 to 2006. Surface mapping, sampling by the Company and previous drill results suggest that the geology and mineralization is similar to the nearby San Martin Mine which is operated by Grupo Mexico and considered historically to be one of the largest polymetallic (Ag, Cu, Zn, Pb) producers in Mexico. The current drill program is designed to confirm some of the historical results but more importantly to verify the Company’s interpretation of its geological model and to establish continuity of the mineralized mantos within the skarn deposit both along strike and laterally across the apex of a prominent anticlinal axis.

Preliminary exploration by the Company at La Joya, consisted of surface sampling and geological mapping which showed several near vertical veins and structures with widths up to 50 metres, cross-cutting numerous, shallow-dipping mineralized manto (skarn) deposits up to 30 metres thick. The mantos appear to be mineralized near the apex of a series of anticlines. The main alteration and mineralized area appears to be approximately 2 kilometres in strike length, 100 to 200 metres wide and is associated with nearby exposed intrusive. Geochemistry of the system includes Ag-Cu-Au--Mo-W-Sb with sulfide mineralization consisting of tetrahedrite (Ag), bornite (Cu), and chalcopyrite (Cu). Native silver may also be present.

The Company has implemented a 22 core hole drilling program (estimated at 3,000 metres) with the intention to initially test approximately one kilometre of the exposed strike length of mineralized system including the vertical structures and mantos which contain silver, copper and gold values. The Company had completed 4 drill holes at December 31, 2010 which show visible mineralization in the structures, mantos and intrusive rocks.

By April 6, 2011 the Company has completed 17 core holes of a planned Phase I, 22 hole program. The drill results of the first 10 holes, which have partially tested the shallow dipping manto style mineralization show significant silver values which range from 19.3 gpt to 412.0 gpt. Results are summarized below.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

LA JOYA – MEXICO (continued)

The company started a first phase drilling program and released very encouraging results from 10 of 23 drill holes in early March. The significant drill results of the first 10 holes, which have partially tested the shallow dipping manto style mineralization and near-vertical structures are shown in the following table;

							Ag (g/t) equiv. *
Hole (Azimuth, Dip)	From (m)	To (m)	Length (m)	Ag (gpt)	Cu (%)	Au (gpt)
LJ-DD10-01 (360, - 50)	44.2	46.2	2.0	80.8	0.55	0.06	144.1
	60.2	75.4	15.2	75.3	0.58	0.45	161.4
	110.4	117.6	7.3	91.8	0.98	0.22	210.3
	129.0	139.8	10.8	31.8	0.52	0.17	97.4
	152.7	164.8	12.1	126.7	1.07	0.26	257.1
LJ-DD10-02 (45, - 50)	69.8	73.2	3.4	171.8	2.62	0.14	466.3
	190.4	197.2	6.8	192.3	0.90	0.40	311.0
LJ-DD10-03 (360, - 90)	52.9	53.7	0.8	196.7	1.28	0.04	339.1
	137.5	151.1	13.5	41.2	0.45	0.53	117.1
LJ-DD10-04 (360, -50)	23.5	24.6	1.1	41.5	0.74	0.11	128.2
	31.6	35.7	4.1	79.2	0.23	0.13	110.9
	40.4	59.6	19.2	156.5	0.82	0.18	255.5
	77.2	79.3	2.1	164.9	1.44	0.42	343.9
	89.7	90.7	1.0	95.0	0.37	0.07	139.1
	127.6	128.7	1.1	45.3	1.07	0.38	181.7
LJ-DD10-05a (360, -90)	167.2	176.2	9.0	19.3	0.02	0.22	32.5
LJ-DD-10-06 (360, -50)	111.2	113.2	2.0	54.8	0.53	0.06	115.9
LJ DD10-07 (135, -50)	86.2	94.2	8.0	101.8	0.83	0.27	206.4
LJ DD10-08 (360, -90)	24.3	31.4	7.1	48.5	0.56	0.20	119.5
	46.4	49.4	3.0	20.0	0.04	3.35	174.0
	61.4	80.0	18.6	22.7	0.22	0.14	54.2
	87.5	90.0	2.5	68.0	0.83	0.04	160.6
LJ DD10-09 (360, -90)	21.0	27.4	6.4	37.4	0.15	0.72	89.9
	54.4	62.4	8.0	68.4	0.20	0.25	102.8

	74.4	93.5	19.2	90.5	0.27	0.19	129.6
LJ DD10-10 (180, -50)	36.0	50.0	14.0	36.2	0.32	0.10	76.3
	55.0	57.0	2.0	91.7	0.71	0.03	171.1
	65.0	92.0	27.0	47.5	0.48	0.15	107.7
	101.0	107.0	6.0	31.2	0.40	1.15	132.5

*Ag equivalent is based on 100% metallurgical recovery and price ratios of 6.25:1 - Cu:Ag and 50:1- Ag:Au.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

LA JOYA – MEXICO (continued)

All sample analyses were completed by Inspectorate Exploration & Mining Services Ltd. in Durango, Mexico and Richmond, BC and ALS Chemex in Zacatecas and North Vancouver.

Several holes contain anomalous molybdenum (Mo) and tungsten (W) values over significant widths in skarn as follows;

  Hole LJ DD10-1; 112.3m to 137.75m (25.24m) @ 0.014% Mo

  Hole LJ DD10-1; 150.36m to 179.25m (28.29m) @ 0.010% Mo

  Hole LJ DD10-3; 141.95m to 203.66m (61.7m) @ 0.015% W

  Hole LJ DD10-4: 59.59m to 76.11m (16.52m) @ 0.011% Mo

Both molybdenum and tungsten in skarn show values of up to 0.1% ..

All holes reported show at least one significant interval of mineralization and holes LJDD10-01 and LJDD10-04 show 4 and 6 distinct mineralized intervals, respectively, at relatively shallow depths. A 3D computer-generated geological model is evolving 3 that will enable correlation of the intercepts to determine if they are related to manto or vertical structures and if there is continuity along strike and latterly. Based on the encouraging results to date, a second drill rig has been mobilized to accelerate this Phase I exploration program.

Management views La Joya as having the potential for a 50 million ounces of silver deposit at an estimated average grade of 2 to 3 opt silver plus 0.5 to 0.7% copper for a combined total of approximately 100 million silver equivalent ounces based on a 6.25:1 Cu to Ag ratio and 100% metallurgical recovery. Gold in all collected data within the mineralized zones to date averages about 0.3 gpt for additional potential value. A two stage drilling program costing approximately US$1.5 million is currently underway. The potential target is both open pit and underground. This target is conceptual in nature and further extensive exploration work is required in order to prove the potential. There is no guarantee that this target size will be achieved.

For further information, please refer to News Releases dated December 1, 2010 and March 7, 2011 on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com.

SILVER ANGEL – Mexico

The Company holds a 100% interest in mineral properties located in the northern Sierra Madre range in México, acquired by concession applications. Due to mixed exploration results, the Company elected to write-off the accumulated mineral property expenditures to operations, effective December 31, 2009. SilverCrest has significantly reduced concessions in size, although further review and work may be completed in the future.

EL ZAPOTE PROJECT – El Salvador

The El Zapote Project in El Salvador contains approximately 15 milllion ounces of silver is on hold until the Salvadoran government is in a position to issue environmental, exploration and exploitation permits. The Company has written-off expenses for the project.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

LIQUIDITY AND CAPITAL RESOURCES

SilverCrest has financed its operations to date primarily through the issuance of common shares, proceeds from Macquarie Bank Limited (“MBL”) credit and loan facilities, and an Upfront Deposit from Sandstorm Gold Ltd. (“Sandstorm”). As of December 31, 2010, SilverCrest’s Santa Elena Mine was 100% complete, with its first metal pour on September 9, 2010. SilverCrest forecasts the Santa Elena Mine will achieve projected production levels during 2011 and will generate positive operating cash flows. If operating cash flows sufficient to sustain operations cannot be achieved, management will seek out additional financing to assure continuation of the Company’s operations and development programs for the next fiscal year.

The Company had a working capital deficit of $8,148,619 at December 31, 2010 primarily due to the Company’s obligations under the Macquarie Project Loan and Hedging Facility which come due in the next twelve months.

Net cash used for investing activities for the year ended December 31, 2010 was $11,386,874 (2009 - $8,604,170). Cash used during the year consists of $6,866,486 (2009 - $4,425,312) spent on mineral properties and $9,069,854 (2009 - $4,178,858) on equipment acquisition primarily for the Santa Elena Mine in Mexico. The Company received cash proceeds of $2,590,000 from the sale of 3.5 million common shares of Sandstorm Resources Ltd and $1,959,467 from settlement from the first two dore shipments.

Net cash provided by financing activities for the year ended December 31, 2010 was $10,620,278 (2009 - $22,445,301) SilverCrest drew down in aggregate $5,772,240 (2009 - $10,211,403) from MBL and repaid $Nil (2009 - $6,000,000) to MBL during the year. SilverCrest received $4,560,725 from the exercise of 7,016,500 warrants and $287,313 from the exercise of 427,500 options.

Sandstorm Gold Ltd. Agreement

On May 14, 2009, the Company entered into a definitive Purchase Agreement with Sandstorm under which the Company’s wholly-owned Mexican subsidiary Nusantara de Mexico S.A. de C.V. agreed to sell 20% of future gold production from the Santa Elena Mine to Sandstorm in exchange for an Upfront Deposit of US$12 million plus make ongoing per-ounce payments equal to the lesser of US$350 and the prevailing spot gold market price upon delivery of gold. The per ounce price of US$350 is subject to an increase of 1% per annum commencing on the 3rd anniversary of the date the Santa Elena Mine begins commercial production. The Upfront Deposit was used to fund construction and development of the Santa Elena Mine and for general and administrative costs associated therewith.

If SilverCrest decides to develop an underground mine on the Santa Elena Project, Sandstorm has the right to purchase 20% of the gold from the underground mine at a per-ounce price equal to the lesser of US$450 and the prevailing spot gold market price, subject to an increase of 1% per annum beginning on the 3rd anniversary from the date the underground mine begins commercial production. In exchange, Sandstorm will pay for 20% of the capital expenditures incurred, related to the gold stream, to determine the economic viability and to construct the underground mine.

SilverCrest provided Sandstorm with a completion guarantee under the Purchase Agreement, and as consideration received 3.5 million common shares of Sandstorm. In April 2010, the Company sold the 3.5million common shares of Sandstorm at $0.75 per share for gross proceeds of $2,625,000, and paid commissions of $35,000 on the sale.

During 2010, the Company delivered 187 ounces of gold to Sandstorm. As at the date hereof the Company has delivered in aggregate 653 ounces of gold to Sandstorm.

For further information, please refer to News Releases dated March 12, 2009, April 16, 2009 and November 30, 2009 on the Company’s website at www.silvercrestmines.com, and the Prospectus filed on SEDAR at www.sedar.com.

Macquarie Bank Limited Project Loan Facility and Hedging Facilities

By agreement dated for reference November 24, 2009 the Company’s wholly-owned Mexican subsidiary, Nusantara de Mexico S.A. de C.V. (the “Borrower”) entered into a US$12.5 million Project Facility Agreement (the “Project Loan”) and associated hedging facilities (the “Hedging Facility”) with MBL to partially fund the cost of development and initial working capital requirements at the Company’s Santa Elena Mine.

The Project Loan bears interest at the U.S. Dollar LIBOR (“London Interbank Offered Rate”) rate plus 6.0% per annum before repayment of 50% of the Project Loan and 5.5% after repayment of 50% of the Project Loan.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

LIQUIDITY AND CAPITAL RESOURCES (continued)

The Project Loan must be repaid in full on or before September 30, 2013 pursuant to the following repayment schedule;

Year ending December 31, 2011	US$	7,700,000
Year ending December 31, 2012		2,500,000
Year ending December 31, 2013		2,300,000
	US$	12,500,000

The Company repaid US$1,300,000 on March 31, 2011. The loan is secured by the assets of the Company.

The Company drew down US$6,800,000 on December 9, 2009 to repay the Company’s $6,000,000 Credit Agreement and various transaction costs associated with the Project Loan. In fiscal 2010 the Company drew down the remaining US$5,700,000 to fund final construction expenditures and initial working capital requirements at the Santa Elena Mine.

In consideration for the provision of the Project Loan, the Company in fiscal 2009 paid a facility fee of US$625,000 and issued 5,000,000 warrants to purchase common shares at $0.90 per share expiring on November 24, 2012. MBL agreed to cancel 3,216,782 existing warrants on initial draw down of the Project Loan. The incremental fair value of the warrants was calculated at $849,000 and was allocated to transaction costs and contributed surplus at December 31, 2009. Proceeds received from any exercise of the warrants will be applied to repayment of the Project Loan.

The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	1.65%
Expected dividend yield	-
Expected volatility	79.49%
Expected life	3 years

On June 12, 2009, the Hedging Facility was established and subsequently amended on November 26, 2009 and again on October 27, 2010 between the Borrower and MBL to cover 55,000 ounces of gold at a contract price of US$926.50 per ounce over the first three years of production, which will guarantee amounts over three years of approximately US$50.9 million.

SilverCrest does not hold this derivative instrument for trading purposes. The Company has determined that this program constitutes an effective economic hedge for the Santa Elena Mine; however, it does not meet the requirements for hedge accounting under current Canadian Generally Accepted Accounting Principles (Canadian GAAP). Financial derivative instruments, which do not qualify for hedge accounting, are required under Canadian GAAP to be recorded at fair value (marked to market) at the balance sheet date, and the resulting gains or losses are to be included in the results for the year.

During 2010, the Company recorded a realized loss of $349,572 (2009 - $Nil) on 746 gold ounces delivered into the Hedging Facility and settled for cash. As at December 31, 2010, the fair value of the Hedge Facility has resulted in an incremental derivative instrument liability of $17,910,927.

As at the date hereof the Company had delivered in aggregate 2,612 ounces of gold into the Hedging Facility. The Company has remaining delivery schedule;

Metal	Maturity	Quantity (Ounces)
Gold	2011	15,762
	2012	9,650
	2013	17,700
	2014	9,276
		52,388

For further information, please refer to News Releases dated June 8, 2009, June 15, 2009 and November 26, 2009 on the Company’s website at www.silvercrestmines.com, and the Prospectus filed on SEDAR at www.sedar.com.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

LIQUIDITY AND CAPITAL RESOURCES (continued)

The following table contains selected financial information of the Company’s liquidity and capital resources:

	2010	2009	2008
Cash and cash equivalents	$8,986,098	$13,770,106	$3,868,799
Mineral properties	$1,888,986	$15,864,134	$12,004,001
Working capital	$(8,530,033)	$15,788,971	$3,642,712

FINANCIAL PERFORMANCE

Results of operations for the year ended December 31, 2010 and December 31, 2009

The net loss for the year ended December 31, 2010 is $20,189,726 as compared to $15,741,372 in 2009. The principal differences and significant amounts of note are as follows:

General and administration expenses increased to $1,957,810 (2009 - $1,428,036):

Amortization and accretion increased to $128,663 (2009 - $6,756) as a result of the accretion charge relating to the Company’s asset retirement obligations at the Santa Elena and Cruz de Mayo Projects

General exploration increased to $201,881 (2009 - $157,369) due to maintenance of the EL Zapote project in EL Salvador and various current projects in Mexico.

Investor relations and travel amounted to $263,008 (2009 - $274,462) due to various promotional activities carried out during the year.

Professional fees amounted to $205,885 (2009 - $208,009) due to audit fees and various contractual matters

Salaries and management remuneration increased to $798,408 (2009 - $454,481) due to higher personnel relating to a ramping up of corporate activities and payment of performance bonuses. The Company hired a Financial Controller in October 2009 and a Director of Communications in May 2010. Bonuses were paid to management and employees as recognition for the successful financing and construction of Santa Elena Mine.

Foreign exchange gain amounted to $1,505,897 (2009 – ($134,471)) primarily due to the strengthening in the Canadian Dollar against the US dollar together with a significant increase in US Dollar liabilities. The Company’s net US Dollar liabilities increased by approximately $32.6million in fiscal 2010. (See Financial Instruments and Risk Management section).

Interest on long term debt amounted to $677,143 (2009 - $249,390) due to an increase in the level of debt and higher interest rates charged on the Company’s MBL debt. SilverCrest drew down the remaining US$5,700,000 of their US$12,500,000 Project Loan with MBL during fiscal 2010.

Realized gain on held-for-trading securities amounted to $630,000 (2009 - $NIL) from the sale in April 2010 of the Company’s 3.5million common shares of Sandstorm.

Realized loss on derivative instruments amounted to $349,572 (2009 - $Nil) on 746 gold ounces delivered into the Hedging Facility and settled for cash.

Stock based compensation increased to $476,344 (2009 - $263,141) due to an increase in the fair value of options granted, and the timing and vesting dates of the Company’s stock option grants. The Company granted 1,200,000 (2009 – 1,225,000) incentive stock options with a weighted average fair value per option granted of $0.59 (2009 - $0.27).

Transaction costs amounted to $NIL (2009 - $2,540,863) in relation to the Sandstorm Purchase Agreement and the MBL Project Loan and Credit Agreement entered into in fiscal 2009.

Unrealized loss on derivative instruments amounted to $18,895,934 (2009 - $10,593,910). Under Canadian GAAP the Company’s derivative instruments are fair valued at the balance sheet date with the resulting gain or losses included in the operating results for the year. The unrealized derivative loss comprises $17,910,927 and relates to the fair value of the MBL gold price protection program and $985,007 relating to the fair value of the MBL European gold call option.

There was no mineral property write off in fiscal 2010 (2009 - $979,205).

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

FINANCIAL PERFORMANCE (continued)

Results of operations for the three months ended December 31, 2010 and December 31, 2009

The net loss for the three months ended December 31, 2010 is $6,181,391 as compared to $8,757,470 in 2009. The principal differences and significant amounts of note are as follows:

General and administration expenses increased to $676,199 (2009 - $364,733):

Amortization and accretion increased to $121,358 (2009 - $1,913), salaries and management remuneration increased to $362,168 (2009 - $128,886) and investor relations and travel increased to $59,156 (2009 - $55,535) as noted above.

Foreign exchange gain amounted to $1,224,174 (2009 – $130,528) primarily due to the strengthening in the Canadian Dollar against the US dollar together with a significant increase in US Dollar liabilities. The Company’s net US Dollar liabilities increased by approximately $6.7million in the 3 months to December 31, 2010 as a result of the final US$2,700,000 drawdown from the Project Loan and the marked to market valuation of the derivative instruments.

Interest on long term debt amounted to $229,611 (2009 – 90,722), transactions costs amounted to $Nil (2009 – 2,367,988), realized loss on derivative instruments amounted to $349,572 (2009 - $Nil) and stock based compensation increased to $162,639 (2009 - $73,025) as noted above.

Unrealized loss on derivative instruments amounted to $6,000,439 (2009 - $5,452,959). Under Canadian GAAP the Company’s derivative instruments are fair valued at the balance sheet date with the resulting gain or losses included in the results for the year. The unrealized derivative loss for the 3 month period to December 31, 2010 comprises $5,483,858 relating to the fair value of the MBL gold price protection program and $516,581 relating to the fair value of the MBL European gold call option.

SELECTED ANNUAL INFORMATION

		2010		2009		2008
Total revenues (1)	$	Nil	$	Nil	$	Nil
Net loss for the year (2)		$(20,189,726)		$(15,741,372)		$(6,955,007)
Net loss per share (3)		$(0.33)		$(0.30)		$(0.16)
Total assets (4)		$51,247,107		$41,385,582		$20,616,162
Total debt (5)		$12,432,500		$7,116,880		$3,000,000
Cash dividends declared per share	$	Nil	$	Nil	$	Nil

(1)	SilverCrest recorded a recovery of $1,959,467 against mineral properties during 2010 from the first two gold and silver dore shipments from the Santa Elena Mine and settled in cash.
(2)	The net loss for 2010 and 2009 are due primarily to unrealized losses on derivative instruments (See Financial Performance section above).
(3)	All per share amounts are calculated on a weighted average basis.
(4)	Total assets have increased significantly since 2008 as a result of the construction of the Company’s Santa Elena Mine.
(5)	Total debt has increased significantly since 2008 to fund the development and initial working capital requirements at the Company’s Santa Elena Mine.

SUMMARY OF QUARTERLY RESULTS

The following financial data is selected information for the Company for the eight most recently completed financial quarters:

Period		Revenues	Net Loss	Net Loss per Share(1)
Q4 December 31, 2010	$	Nil	$(6,181,391)	$(0.10)
Q3 September 30, 2010	$	Nil	$(3,121,702)	$(0.05)
Q2 June 30, 2010	$	Nil	$(10,278,155)	$(0.17)
Q1 March 31, 2010	$	Nil	$(608,478)	$(0.01)
Q4 December 31, 2009	$	Nil	$(8,757,470)	$(0.16)
Q3 September 30, 2009	$	Nil	$(4,400,005)	$(0.08)
Q2 June 30, 2009	$	Nil	$(2,339,424)	$(0.05)
Q1 March 31, 2009	$	Nil	$(244,473)	$(0.01)

All per share amounts are calculated on a weighted average basis.
The large net loss for the second, third and fourth quarter of 2010 is due primarily to unrealized losses to derivative instruments and foreign exchange.
The large net loss for the second, third and fourth quarter of 2009 is primarily due to unrealized losses on derivative instruments and transaction costs.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

COMMITMENT AND CONTINGENCY

The Company has entered into an operating lease agreement for office space. This agreement requires the Company to make the following lease payments:

Office Lease
Year ending December 31, 2011	49,491
Year ending December 31, 2012	28,870
$78,361

Certain construction bonuses may be payable in 2011 contingent upon achieving milestones related to the completion and operations of the Santa Elena Project.

INVESTOR RELATIONS

Management and company personnel currently perform all investor relation services. There are no external investor relation contracts or commitments at December 31, 2010. Investor relations activities consist mainly of web-site and print advertising. Shareholder communications comprises communicating with existing shareholders, broadcasting news releases, printing, production work for the Company’s website, and direct website expenses. The Company also attends trade shows on a regular basis to present the affairs and merits of the Company to potential investors.

SUBSEQUENT EVENTS

Authorized capital stock

As at the date hereof, 81,250 stock options were exercised between $0.50 and $0.97 per share for cash proceeds of $49,438.

The Company granted 175,000 incentive stock options to an officer and employee, with a price of $1.97 exercisable until February 15, 2016.

Financing Activities

The Company repaid US$1,300,000 owing on the Project Loan on March 31, 2011.

Investing Activities

The Company sold 2,333 gold and 57,390 silver ounces for cash proceeds of approximately US$3,810,000.

OFF BALANCE SHEET ARRANGEMENTS

As at December 31, 2010, the Company has no off balance sheet arrangements.

OUTSTANDING SHARE CAPITAL

Capital stock

a)	Unlimited number of common shares without par value

b)	Unlimited number of preferred shares without par value (none outstanding)

As at December 31, 2010, the Company had 66,877,929 common shares outstanding. In addition the Company had 4,900,000 outstanding share purchase options and 5,000,000 outstanding share purchase warrants for total diluted shares outstanding of 76,777,929.

As at the date hereof, the Company has 66,959,179 common shares outstanding. In addition the Company has 4,993,750 outstanding share purchase options and 5,000,000 outstanding share purchase warrants which, if exercised, would result in total diluted shares outstanding of 76,952,929. The increase in outstanding common shares from that reported at the year end is a result of 175,000 options granted to an officer and employee netted with the exercising of 81,250 options.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a)	Paid $500,000 (2009 - $350,000) for management fees to companies controlled by two directors.

b)	Paid $325,000 (2009 - $175,000) for project management fees to an officer of the Company which are included in development expenditures.

c)	Paid $24,000 (2009 - $Nil) for director fees to companies controlled by two non executive directors.

d)

Paid or accrued $68,174 (2009 - $89,174) for legal fees which were included in professional fees, $Nil (2009 - $130,747) for share issuance costs and $Nil (2009 - $116,120) for transaction costs paid to a law firm of which an officer of the Company is a partner.

Included in accounts payable and accrued liabilities at December 31, 2010 is $12,564 (2009 - $8,532) due to a law firm of which an officer of the Company is a partner and $122,056 (2009 - $104,266) to officers, directors and companies controlled by officers and directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material these risks are reviewed and monitored by the Board of Directors.

a.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances and credit facilities in order to meet short and long term business requirements, after taking into account cash flows from operations and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions and which is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b.	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet it contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. Receivables are due primarily from government agencies.

c.	Foreign Currency Risk

The Company operates in Canada, United States, Mexico and EL Salvador and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuations of the operating currencies in relation to the Canadian dollar will, consequently, have an impact upon the reporting results of the Company and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

At December 31, 2010, the Company is exposed to foreign currency risk through the following financial assets and liabilities held in the following Canadian dollar equivalents:

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

	Canadian Dollar	US Dollar (1)	Mexican Peso (1)	Total
Cash and cash equivalents	$6,737,212	$2,201,218	$47,668	$8,986,098
Amounts receivable	14,058	-	40,591	$54,649
Total Assets	6,751,270	2,201,218	88,259	9,040,747

Amounts payable and accrued liabilities	489,845	477,040	415,151	1,382,036
Long term debt	-	12,432,500	-	12,432,500
Derivative instruments	-	28,315,112	-	28,315,112
Total Liabilities	489,845	41,224,652	415,151	42,129,648

Net Assets (Liabilities)	$6,261,425	$(39,023,434)	$(326,892)	$(33,088,901)

(1)	The Company used 0.9946 (US Dollar) and 0.08058 (Mexican Peso) as exchange rates at December 31, 2010 to translate the financial assets and liabilities to Canadian Dollars.

Based on the above net exposures at December 31, 2010 a 10% appreciation of the Canadian dollar against the US dollar and Mexican Peso, with all other variables held constant would result in approximately a $3,935,000 decrease in the Company’s loss and comprehensive loss for the year.

At December 31, 2009, the Company was exposed to foreign currency risk through the following financial assets and liabilities held in the following Canadian dollar equivalents:

	Canadian Dollar	US Dollar (1)	Mexican Peso (1)	Total
Cash and cash equivalents	$2,175,263	$11,565,307	$29,536	$13,770,106
Amounts receivable	5,452	-	5,999	$11,451
Total Assets	2,180,715	11,565,307	35,535	13,781,557

Amounts payable and accrued liabilities	173,162	246,117	44,798	464,077
Long term debt	-	7,116,880	-	7,116,880
Derivative instruments	-	10,593,910	-	10,593,910
Total Liabilities	173,162	17,956,907	44,798	7,580,957

Net Assets (Liabilities)	$2,007,553	$(6,391,600)	$(9,263)	$(4,393,310)

(1)	The Company used 1.0466 (US Dollar) and 0.08012 (Mexican Peso) as exchange rates at December 31, 2009 to translate the financial assets and liabilities to Canadian Dollars.

d.	Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents and fluctuations in the LIBOR rate applicable to its long-term debt. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any guaranteed bank investment certificates included in cash and equivalents as they are generally held with large financial institutions. The Company’s long term debt carries an interest rate of U.S. Dollar LIBOR plus 6% which on December 31, 2010 was 6.29% . At December 31, 2010, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s loss and comprehensive loss for the year.

e.	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors commodity prices of precious metals, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. In order to mitigate the commodity price risk, the Company has entered into a gold price protection program.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash, cash equivalents, securities, amounts receivable, accounts payable and accrued liabilities, long term debt and derivative instruments.

The carrying value of amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short periods until settlement. The fair value of the Company’s long term debt approximates their carrying value given that the interest rates have not changed materially.

CICA Handbook Section 3862 prioritizes the inputs into three levels that may be used to measure fair value:

a)	Level 1 – Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

b)

Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

c)	Level 3 – Applies to assets or liabilities for which there are unobservable market data.

At December 31, 2010, the Company’s classifications of financial instruments within the fair value hierarchy are summarized as follows:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$8,986,098	$-	$-	$8,986,098
Total Assets	8,986,098	-	-	8,986,098

Derivative instruments	-	28,315,112	-	28,315,112
Total Liabilities	$-	$28,315,112	$-	$28,315,112

PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates property acquisition transactions and, in some cases, makes proposals to acquire such properties. These proposals, which are usually subject to Board, regulatory and, sometimes, shareholder approvals, may involve future payments, share issuances and property work commitments. These future obligations are usually contingent in nature and generally the Company is only required to incur the obligation if it wishes to continue with the transaction. As of this date, the Company has a number of possible transactions that it is examining. Management is uncertain whether any of these proposals will ultimately be completed.

FUTURE ACCOUNTING PRONOUNCEMENTS

Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently. The Company is in the process of evaluating the requirements of the new standards.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that Canadian public enterprises need to adopt IFRS effective for years beginning on or after January 1, 2011. The Company’s first mandatory filing under IFRS will be the unaudited interim financial statements for the quarter ending March 31, 2011, with comparative financial information for the quarter ended March 31, 2010 , an opening balance sheet as at January 1, 2010 and full disclosure of all new IFRS policies.

The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ended December 31, 2010. Although IFRS uses a conceptual framework similar to GAAP, there are significant differences in recognition, measurement and disclosure.

In January 2010, the Company’s management assessed the impact of adoption to IFRS and concluded that an adoption date will be January 1, 2011 and a transition date January 1, 2010.

The Company’s financial controller and CFO examined the impact of the changes in accounting policies per IFRS and attended seminars on the adoption and implementation of IFRS. The examination revealed a number of key accounting areas where IFRS differs from current Canadian GAAP and also identified alternatives in those and other key areas. Silvercrest hired an IFRS consultant to assist in the transition. The Company reviewed its existing accounting system along with its internal and disclosure control process and concluded that they would not need significant modification as a result of the Company’s conversion to IFRS.

SilverCrest identified the following IFRS standards that will have the most material impact on the Company:

Property, Plant and Equipment (“PP&E”)

Under IFRS, PP&E can be measured at fair value or at cost while under Canadian GAAP, the Company has to carry PP&E on a cost basis and the revaluation is prohibited.

Upon adoption of IFRS, the Company had to determine whether to elect a cost model or revaluation model. SilverCrest has elected to adopt the cost model under IFRS.

In accordance with International Accounting Standard (IAS) 16 “Property, Plant and Equipment”, upon acquisition of significant assets, the Company will need to allocate an amount initially recognized in respect of an asset to its component parts and accounts for each component separately when the components have different useful lives or the components provide benefits to the entity in a different pattern. Componentization is not expected to impact the Company’s PP&E balance.

Asset Retirement Obligations (ARO)

IFRS requires ARO’s to be adjusted to the discount rate in affect at each balance sheet date while Canadian GAAP retains the historical discount rate. In addition, IFRS requires that ARO are accrued for constructive as well as legal obligations. Canadian GAAP only requires that legal obligations are included.

The ARO recorded under IFRS may be greater than that under Canadian GAAP and the accounting treatment in the future may see more fluctuations in the amount reported.

Impairment of Assets

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with discounted cash flows. IAS 36, “Impairment of Assets” uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows).

IFRS also requires the reversal of any previous asset impairments, excluding goodwill, where circumstances have changed. Canadian GAAP prohibits the reversal of impairment losses.

The potential for asset impairments will increase in the future.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

Share Based Payments

IFRS and Canadian GAAP largely converge on the accounting treatment for share based transactions with only a few differences.

Under IFRS, the estimate for forfeitures must be made when determining the number of equity instruments expected to vest, while under Canadian GAAP forfeitures can be recognized as they occur. The Company used an estimate of zero forfeitures when determining the number of equity instruments expected to vest during fiscal 2010.

IFRS requires each instalment to be treated as a separate share option grant, because each instalment has a different vesting period, and hence the fair value of each instalment will differ. Unlike IFRS, Canadian GAAP provides the option to use the straight-line method or the attribution method to account for graded-vesting features. Canadian GAAP allows either accelerated or straight line method of amortization for the fair value of stock options under graded vesting. The Company uses the accelerated amortization method and therefore the adoption of IFRS 2 will not have a significant impact on the Company’s financial statements.

IFRS, unlike Canadian GAAP, extends the application of accounting for employee share-based payments to include “others providing similar services” (e.g. non-executive directors). In other words, the accounting for transactions with individuals who are not employees of the company (e.g. consultants) may nonetheless follow the guidance set out for employee share-based payments under IFRS. Under Canadian GAAP, transactions with consultants are considered transactions with non-employees and follow guidance separate than that specified for transactions with employees.

Exploration and Evaluation Assets

Under the Company’s current accounting policy, acquisition costs of mineral properties, together with direct exploration and development expenses incurred thereon are capitalized.

Upon adoption of IFRS, the Company has to determine the accounting policy for exploration and evaluation assets. The Company can decide to apply the International Accounting Standards Board (“IASB”) Framework which requires exploration expenditures to be expensed and capitalization of expenditures only after the completion of a feasibility study or keep the existing Company policy, if relevant and reliable.

The Company has elected to continue to capitalize its exploration and evaluation expenditures.

Foreign Currency

IFRS requires that the functional currency of each entity in the consolidated group be determined separately in accordance with IAS 21 and the entity’s financial results and position should be measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). As events and conditions relevant to the Company change, it will re-consider the primary and secondary indicators, as described in IAS 21, in determining the functional currency for each entity.

As at December 31, 2010 the functional currency of the consolidated entity was the Canadian dollar (“CAD”) which is also the presentation currency of the Company’s financial statements. Management are currently assessing the appropriate functional currency based on existing circumstances which may have a significant impact on the Company’s consolidated financial statements prepared under IFRS.

Future Income Taxes

As with Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity and under IFRS subsequent adjustments thereto are backward traced to equity. IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings.

Implementing IAS 12, Income Taxes is not expected to have an impact on the financial statements. However, as events and circumstances of the Company’s operations change that give rise to future income taxes, IAS 12 will be applied.

Presentation and Disclosure

Disclosure requirements under IFRS generally contain more breadth and depth than those required under Canadian GAAP and, therefore, will result in more extensive note references. The Company is continuing to assess the level of presentation and disclosures required to its consolidated financial statements.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

IFRS 1 – First-time adoption of International Financial Reporting Standards (“IFRS 1”)

IFRS 1 governs the first-time adoption of IFRS. In general, accounting policies adopted in accordance with IFRS are to be applied retrospectively. IFRS 1 provides entities adopting IFRS for the first time with a number of optional and mandatory exceptions, to the general requirement for full retrospective application of IFRS. Mandatory exceptions include estimates, hedge accounting, and non-controlling interests and derecognition of financial assets and financial liabilities. Optional exceptions include decommissioning liabilities included in property, plant and equipment, share-based payments, cumulative translation adjustments, borrowing costs, among others. Set forth below are the IFRS 1 elected and mandatory exemptions that were applied by the Company on conversion.

Share-based payments

IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments that had not vested by the date of transition to IFRS. The Company has applied this exemption and will only apply IFRS 2 for equity instruments that had not vested by January 1, 2010.

Borrowing Costs

IAS 23 “Borrowing Costs” requires capitalization of eligible borrowing costs. A first-time adopter may elect to apply the transitional provisions prescribed by IAS 23, and thereby be exempt from having to apply the standard to past transactions. The Company elected not to apply the capitalization principles of IAS 23 – Borrowing Costs to interest costs expensed prior to the transition date in preparing its first pro forma IFRS financial statements.

Estimates

IFRS 1 specifies that estimates made under prior GAAP are not to be changed on transition to IFRS unless they were in error. Information acquired after the date of the estimate is not to be applied retroactively.

The Company elected not to re-measure stock-based compensation expense relating to stock options granted prior to November 7, 2002 and those granted after November 7, 2002 but have vested as at January 1, 2010. The Company also elected not to apply the capitalization principles of IAS 23 – Borrowing Costs to interest costs expensed prior to the transition date in preparing its first pro forma IFRS financial statements.

SilverCrest continues to monitor standards development as issued by the International Accounting Standards Board and the Canadian Institute of Chartered Accountants Accounting Standards Board, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the timing, nature or disclosure of the Company’s adoption of IFRS.

RISK FACTORS

Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. There are a number of factors that could negatively affect the Company’s business and the value of the Company’s common shares, including the factors listed below. Additional risks and uncertainties currently not known to the Company or that the Company considers immaterial may also impair the business operations of the Company. If any such risks or uncertainties actually were to occur, the Company’s business, prospects, financial condition and operating results could be materially harmed. While it is not possible to eliminate all of the risks inherent to the mining business, the Company strives to manage these risks, to the greatest extent possible, to ensure that its assets are protected.

Precious and base metal price fluctuations

The profitability of the precious and base metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious and base metals. Prices for precious and base metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of precious and base metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

RISK FACTORS (continued)

Fluctuations in the price of consumed commodities

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other reagents fluctuate, affecting the costs of production at the Company’s operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on the Company’s operating costs or the timing and costs of various projects. The Company’s general policy is not to hedge its exposure to changes in prices of the commodities it uses in its business.

Foreign exchange rate fluctuations

SilverCrest’s operations and many of the Company’s obligations are primarily conducted in US Dollars and Mexican Pesos. As a result, SilverCrest is subject to foreign currency fluctuations and such fluctuations may adversely affect the Company’s financial position and results by significantly increasing the cost of such operations and obligations.

Competitive conditions

Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Operating hazards and risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry at reasonable terms or at all. In addition, the Company’s insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse affect on the Company’s business.

Mining operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical and feasibility reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

RISK FACTORS (continued)

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Exploration and development

There is no assurance that the Company’s exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral reserves on the Company’s Santa Elena Project, none of the Company’s properties have any defined ore-bodies with proven reserves.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of reserves and resources and precious metal recoveries

There is a degree of uncertainty attributable to the calculation and estimates of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

In connection with the Project Loan, the Company (through its subsidiary, Nusantara) implemented the Hedging Facility with Macquarie providing for forward contracts for a total of 55,000 ounces of gold from gold production at a price of US$926.50 per ounce of gold over a three-year period commencing December 2010. The Hedging Facility was designed to provide protection against the fluctuations in the price of gold. If the Company fails to meet its obligations in terms of product quantity or timing of supply, the Company faces a risk that it will have to purchase the physical gold shortfall on-market to meet its obligations under the forward contracts. This could have a material adverse effect upon the Company’s financial performance and results of operations, especially if the price of gold has increased.

Replacement of reserves and resources

The Santa Elena Mine is the Company’s only current source of production. The current life-of-mine plan provides for a defined production life for mining at the Santa Elena Mine. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at the Santa Elena Mine or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

RISK FACTORS (continued)

Acquisition strategy

As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company may encounter difficulties in transitioning the business, including issues with the integration of the acquired businesses or its personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

Foreign operations

The Company’s operations are currently conducted through subsidiaries principally in Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s foreign operations. If the Company were to experience resistance or unrest in connection with its operations, it could have a material adverse effect on its operations and profitability.

To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Government regulation

The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Obtaining and renewing of government permits

In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

Environmental factors

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation, will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at the present.

Title to assets

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. With the exception of the Company’s Santa Elena, Cruz de Mayo and Silver Angel Projects located in Mexico, none of the mining claims in which the Company has, or has the right to acquire, an interest have been surveyed and accordingly, the precise location of the boundaries of the claims and ownership of mineral rights in specific tracts of land comprising the claims may be in doubt. The Company’s mineral concessions may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Uncertainty of funding

The Company has limited financial resources, and the mineral concessions in which the Company has an interest or an option to acquire an interest require financial expenditures to be made by the Company. There can be no assurance that adequate funding will be available to the Company so as to exercise its option or to maintain its interests once those options have been exercised. Further exploration work and development of the properties in which the Company has an interest or option to acquire depend upon the Company’s ability to obtain financing through joint venturing of projects, debt financing or equity financing or other means. Failure to obtain financing on a timely basis could cause the Company to forfeit all or parts of its interests in mineral properties or reduce or terminate its operations.

The Company may be required, under certain circumstances, to accelerate repayment to Macquarie of the US$12.5 million drawn down under the Project Loan and, if the Company is unable to repay this amount when required or obtain replacement financing, this could adversely affect the Company’s continued operations on the Santa Elena Project and its other mineral properties.

Employee recruitment and retention

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President, Chief Financial Officer, Chief Operating Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. The Company could experience increases in its recruiting and training costs and decreases in its operating efficiency, productivity and profit margins. Failure of the Company to attract, hire and retain qualified personnel and the departure of any of its key executives could impair the efficiency of its operations and could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Potential conflicts of interest

The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

RISK FACTORS (continued)

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Absolute assurance on Financial Statements

The Company prepares its financial statements in accordance with accounting policies and methods prescribed by Canadian generally accepted accounting principles. In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continue to analyze its internal control systems for financial reporting. Although the Company believes that its financial reports and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in that regard.

General economic conditions

The unprecedented events in global financial markets during the last few years have had a profound effect on the global economy. Many industries, including the gold and silver mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.

Specifically:

  the global credit/liquidity crisis could affect the cost and availability of financing and the Company’s overall liquidity;

  the volatility of gold and silver prices affects the Company’s revenues, profits and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates affect the Company’s production costs; and

  the devaluation and volatility of global stock markets affects the valuation of the Company’s equity securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations

Substantial volatility of share price

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The price of the Company’s common shares is also likely to be significantly affected by short-term changes in mineral prices or in the Company’s financial condition or results of operations as reflected in its quarterly financial reports. Other factors unrelated to the Company’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company’s common shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

Potential dilution of present and prospective shareholdings

In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or securities convertible into common shares. The Company cannot predict the size of future issues of common shares or securities convertible into common shares or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective holders of shares.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010	TSX.V:SVL

RISK FACTORS (continued)

Lack of dividends

No dividends on the Company’s common shares have been paid to date. The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Board of Directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

Conversion to IFRS

The Company’s conversion to International Financial Reporting Standards (“IFRS”) may materially impact the Company’s reported financial position and results of operations. The conversion to IFRS may affect the Company’s accounting policies, information technology systems, internal controls and disclosure controls and procedures.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements. Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operations of internal controls over financial reporting. There have been no changes in the Company’s disclosure controls and procedures during the year ended December 31, 2010.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction and in context with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.